Free Writing Prospectus

(to the Preliminary Prospectus Supplement dated March 4, 2008)

Filed Pursuant to Rule 433

Registration No. 333-136704

CIGNA Corporation

Pricing Term Sheet

6.35% Senior Notes Due 2018
Issuer:	CIGNA Corporation
Size:	$300,000,000
Maturity:	March 15, 2018
Coupon:	6.35%
Price to Public (percent of face amount):	99.888% of face amount
Yield to maturity:	6.365%
Spread to Benchmark Treasury:	275 basis points
Benchmark Treasury:	3.5% due February 15, 2018
Benchmark Treasury Yield:	3.615%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2008
Redemption Provisions:
Make-whole call spread	40 basis points
Trade Date:	March 4, 2008
Settlement:	March 7, 2008
CUSIP:	125509 BK4
Issuer Ratings (Senior Debt):	Baa2/BBB+/BBB+
Joint Book Runners	Banc of America Securities LLC Goldman, Sachs & Co.

These issuer ratings are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the issuer ratings included herein should be evaluated independently of any other issuer rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at toll free (800) 294-1322, or Goldman, Sachs & Co. at (866) 471-2526.